100 SE 3RD AVE SUITE 800 P.O. BOX 9748 FORT LAUDERDALE, FL 33394 954.462.4150 MAIN 954.462.4260 FAX

January 22, 2009

VIA FEDERAL EXPRESS, FACSIMILE

AND EDGAR

Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Scorpion Performance, Inc. Amendment No. 3 to Registration Statement on Form 10 Filed November 21, 2008 File No. 000-52859

Dear Ms. Block:

On behalf of Scorpion Performance, Inc. (the “Company”), we hereby submit responses to the staff's Comment Letter dated December 15, 2008. Each of our responses has been numbered to be consistent with the comments within the Comment Letter. All references to revisions may be found in the marked Amendment No. 4 accompanying this letter and in the edgarized final Amendment No. 4 submitted for filing this January 22, 2009.

Form 10

Risk Factors, page 8

1)

Given the decline in the automobile industry and your disclosure on page 23 that your liquidity and capital resources are affected by the current conditions in the equity markets, please create a new separate risk factor to address what effects the current decline in the automobile industry may have on your operations and ability to seek capital resources in the equity markets.

RESPONSE:

We have added an additional risk factor as the first risk factor under Item 1A, to address the effects of the current declines in the automotive industry on our operations and ability to raise capital in the equity markets.

CLEVELAND    TOLEDO    AKRON     COLUMBUS    CINCINNATI    WASHINGTON, D.C.    TALLAHASSEE    ORLANDO    FORT MYERS    NAPLES    FORT LAUDERDALE

w w w . r a l a w . c o m

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

January 22, 2009

Amendment No. 3 to Form 10/A

Consolidated Statement of Operations, page 3

2)

The total expenses reflected in your consolidated statement of operations for the year ended December 31, 2006 of $2,043,909 is incorrect and should be $2,296,454. Please revise the consolidated statement of operations included in your form 10/A to correct this error.

RESPONSE:	We have corrected this clerical error on page F-3 of our financial statements.

Accounting for uncertainty in income taxes, page F-28 of Form 10/A and page F-12 of Form 10-K/A

3)

We note your response to our prior comment number 3 in which you indicate that you have revised the financial statements to correct the error noted in our prior comment. However, based on the disclosures on page F-28 of Form 10/A and page F-12 of your Form 10-K/A we note that changes responsive to our comment have not been included in the financial statements.

RESPONSE:

The changes noted in our response to your prior comment number 3 were made on page F-28 which reports on the year ended December 31, 2007, the reporting period covered by the adoption of FIN No. 48. The tabular information indicating a deferred tax asset of $982,000 (2007) and $592,000 (2006) is in error and should reflect $2,063,000 (2007) and $1,081,000 (2006). We will make these corrections on the table presented on page F-28. We do not believe we are required to make this disclosure on page F-12 because our understanding is that the disclosure guidance offered in FIN No. 48 was not applicable to the 2006 or 2005 reported financial information presented on that page.

4)

As requested in our prior comment, please revise the disclosure in the paragraph above the table reflecting your deferred tax assets which includes “the valuation allowance increased $982,000 to $2,063,000 in 2007 and $592,000 to $1,081,000 in 2006” as it appears in your table on page F-28 of Form 10/A that your total deferred tax assets at these dates were only $982,000 and $592,000, respectively.

RESPONSE:

As addressed in our response to your comment number 3 above, we believe that the information in the table on page F-28 was in error and have corrected the table to match the disclosed information contained in the paragraph you are referencing.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

January 22, 2009

We believe that this response addresses all of your concerns. If you have additional questions, please contact the undersigned at (954) 462-4150.

Very truly yours,

Roetzel & Andress, LPA

Charles B. Pearlman

cc:	Mr. Robert Stopanio